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                                                       U. S. SECURITIE AND EXCHANGE COMMISSION
[ ]  Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.                 Washington, D.C. 20549
     See instruction 1(b).
[ ]  Form 3 Holdings  Reported.                    ANNUAL  STATEMENT  OF  CHANGES  IN  BENEFICIAL OWNERSHIP
[ ]  Form 4 Transactions Reported.
                 Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                                               Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and                         2. Issuer Name and Ticker or Trading                  6. Relationship of Reporting
   Address of                          Symbol                                                Person to
   Reporting                                                                                 Issuer (Check all applicable)
   Person*                             LabOne, Inc. - LABS
Wright, R. Dennis
--------------------------------------------------------                                     X Director           __ 10% Owner
(Last)(First)(Middle)               3. IRS or Social                4.  Statement for        __ Officer           __ Other
                                       Security                         Month/Year          (give title           (specify below)
                                       Number of Reporting              12/31/98             below)
5641 Tahoe Lane                        Person  (Voluntary)
---------------------                                               ----------------------------------------------------------------
    (Street)                                                        5.  If Amendment,      7. Individual or Joint/Group
                                                                        Date of               Filing
                                                                        Original              (Check applicable line)
                                                                        Month/Year         X  Form filed by One Reporting
Fairway, KS 66205                                                                             Person
                                                                                          __  Form filed by More than One
                                                                                              Reporting Person
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(City)(State) (Zip)                    Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.
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1.  Title of                         2.Transaction   3.Transaction  4.Securities          5.Amount of   6.Ownership   7.Nature of
    Security                           Date:           Code:          Acquired (A)          Securities    Form:         Indirect
    (Instr. 3)                                                        or Disposed of (D)    Beneficially  Direct        Beneficial
                                       (Month/Day/                    (Instr. 3, 4 and 5)   Owned at End  (D) or        Ownership
                                        Year)

                                                                     ---------------------
                                                                     Amount  (A) or  Price
                                                                             (D)

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Common Stock                           6/1/98          A             556     A              2,378         D
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* If the Form is  filed by more  than one  Reporting  Person,  see  instruction 4(b)(v).
Reminder:   Report  on  a   separate   line  for  each   class  of   securities beneficially owned directly or indirectly.
                        (Print or Type Responses)

FORM 5 (continued) Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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

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1.Title   2.Conversion  3.Transaction  4.Trans- 5.Number     6.Date   7.Title and 8.Price of  9.Number      10.Ownership  11.Nature
  of        or Exercise   Date (Month/   action   Deriv-       Exer-    Amount of   Deriative   of Deriv-      Form of       of In-
  Deriv-    Price of      Day/Year)      Code     ative        cisable  Underlying  Security    ative          Derivative    direct
  ative     Derivative                   (Instr.  Securities   and      Securiites  (Instr.5)   Securities     Security;     Bene-
  Security  Security                      8)      Acquired     Expir-   (Instr. 3               Beneficially   Direct (D)    ficial
                                                  (A) or       ation     and 4)                 Owned at End   or Indirect   Owner-
                                                  Disposed of  Date                             of Month       (I) (Instr.   ship
                                                  (D) (Instr.  (Month/                          (Instr. 4)      4)           (Instr.
                                                  3,4, and 5)   Day/                                                           4)
                                                                Year)

                                                 -----------------------------------
                                                 (A)     (D) Date  Ex-  Title  Amount
                                                             Exer- pir-        or Num-
                                                             cis-  ation       ber of
                                                             able  Date        Shares
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Dr. Stock   9.875         1/2/91                           1/2/95 1/2/ Common 13,715
Option                                                             2001 Stock
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Dr. Stock  11.125         3/1/91                            3/1/96 3/1/ Common  8,285           22,000    D
Option                                                             2001 Stock
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Explanation of Responses:


                                                                /s/ R. Dennis Wright                      February 11,1999
                                                              ----------------------------------------    --------------------------
                                                              **R. Dennis Wright by Randy Shelton           Date
                                                                as attorney-in-fact


**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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